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News Release
For immediate release

BCE reviewing strategic alternatives:
Includes privatization talks with Canadian-led consortium

MONTREAL, Québec, April 17, 2007 – BCE Inc. (TSX/NYSE:BCE) today announced the company is reviewing its strategic alternatives with a view to further enhancing shareholder value.

BCE will be guided by the ongoing need to maximize value for the company’s shareholders, taking into consideration the need to meet all legislative and regulatory requirements, including ensuring the Company remains Canadian, to meet existing foreign ownership restrictions.

As part of that strategic review, the company also announced it has entered into discussions with a group of leading Canadian pension funds to explore the possibility of taking the publicly-traded company private.

This group will be led by the Canada Pension Plan Investment Board (CPPIB), the Caisse de dépôt et placement du Québec and Canada’s Public Sector Pension Investment Board (PSP Investments), who have signed a non-disclosure and standstill agreement with BCE on a non-exclusive basis. Kohlberg Kravis Roberts and Co. (KKR), a leading global private equity firm, has also signed the agreement and will join the Canadian-led consortium as a minority partner.

BCE’s Board will also continue to explore other opportunities to deliver further value to shareholders.

No assurances can be provided that this continuing review of alternatives will result in any specific action being taken by the Company.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca